                                                                      Exhibit 12

                                   KTI, Inc.

   Calculation of Ratio Earnings to Combined Fixed Charges and Preferred Stock Dividends

(All amounts in thousands except for ratio of earnings to combined fixed charges and preferred stock dividends)

                                              Year ended December 31,
                                      ----------------------------------------
                                      1997     1996     1995     1994     1993
                                      ----     ----     ----     ----     ----
EARNINGS
Consolidated pre-tax income from
  continuing operations               5,506   16,628   (1,328)  (1,428)     683
Less:
  Share of pre-tax loss of
    less-than-50%-owned affiliates                                          (21)

Fixed charges                         6,547    5,109   10,117   10,090    1,193
Less:
  Interest capitalized during
    the period                          (20)    (110)
  Dividends on Series B Preferred
    Stock                              (708)
                                     ------   ------   ------   ------   ------
EARNINGS AS ADJUSTED                 11,325   21,627    8,789    8,662    1,855
                                     ======   ======   ======   ======   ======
FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS
Interest cost(1)                      5,106    4,574    9,379    9,715    1,057
Net amortization of the debt
  discount and issuance expense         331      476      618      246       60
Interest portion of rental
  expense(2)                            408       59      120      129       76
Dividends on Series B
  Preferred Stock                       708
                                     ------   ------   ------   ------   ------
    TOTAL COMBINED FIXED CHARGES
      AND PREFERRED STOCK DIVIDENDS   6,553    5,109   10,117   10,090    1,193
                                     ======   ======   ======   ======   ======

Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends                            1.73     4.23       (3)      (3)    1.55

(1) Includes interest expense and interest capitalized in accordance with FASB Statement No. 34.

(2)  Represents an appropriate portion of rental expense.

(3) Fixed charges and preferred stock dividends for the years ended December 31, 1995 and 1994 exceeding earnings, as adjusted by $1,328 and $1,428, respectively.